March 19, 2007

Mr. Hal Liebowitz
Ms. Sarah Levendusky
WilmerHale
60 State Street
Boston, MA 02109

> **Re:** **Keane, Inc.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed February 27, 2007**
> **File No. 1-07516**

Ladies and Gentlemen:

We have limited our review of your filing to the issue we have addressed in our comment.  Where indicated, we think you should revise your document in response to this comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or on any other aspect of our review.  Feel free to call us at the telephone number listed at the end of this letter.

1. We note that Keane has not yet filed its Form 10-K for the 2006 fiscal year. Given that Keane has in fact filed a NT 10-K, it appears that Keane security holders may not have all of the information upon which they may rely to make a reasonably informed voting and/or investment decision with respect to the proposed merger with Caritor, Inc.  Please confirm that Keane's Form 10-K will be filed prior to the time security holder approval of this transaction is solicited. Alternatively, please advise us why Keane believes security holders have all information necessary to make an informed voting and/or investment decision in the absence of the Form 10-K filing.

Closing Comments

As appropriate, please revise your filing and respond to this comment within 10 business days. Keane may wish to provide us with marked copies of any revised filing to expedite our review. Please furnish a cover letter together with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the proxy statement to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from Keane acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me in the Office of Mergers and Acquisitions, at 202.551.3266.

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers &
Acquisitions